Exhibit 12.1

Computation of Ratio of

Earning to Fixed

Charges

(In thousands, except ratio amounts)	Year ended December 31,					Nine Months Ended September 30,
	1999	2000 (1)	2001	2002	2003	2003	2004
Fixed Charges:
Interest expense excluding deposits	$171,725	276,059	180,569	134,797	116,606	89,398	102,898
Interest portion of rental expense	10,753	10,397	11,459	10,782	12,825	9,905	9,725

Fixed charges excluding interest on deposits	182,478	286,456	192,028	145,579	129,431	99,303	112,623
Interest on deposits	446,124	546,746	461,587	285,980	187,288	145,690	132,817

Fixed charges including interest on deposits	$628,602	833,202	653,615	431,559	316,719	244,993	245,440

Earnings:
Income from continuing operations before income taxes (1)	$307,020	242,904	448,845	469,102	537,411	392,021	462,055
Fixed charges excluding interest on deposits	182,478	286,456	192,028	145,579	129,431	99,303	112,623

Earnings excluding interest on deposits	489,498	529,360	640,873	614,681	666,842	491,324	574,678
Interest on deposits	446,124	546,746	461,587	285,980	187,288	145,690	132,817

Earnings including interest on deposits	$935,622	1,076,106	1,102,460	900,661	854,130	637,014	707,495

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	2.68	1.85	3.34	4.22	5.15	4.95	5.10
Including interest on deposits	1.49	1.29	1.69	2.09	2.70	2.60	2.88

(1)	For the year ended December 31, 2000, earnings used in the calculation of the ratios includes the impairment loss on First Security Corporation common stock of $96.9 million and merger-related expenses of $41.5 million, mainly related to the terminated First Security Corporation merger.